                                LEON TOURS, LTD.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS


                               DECEMBER 31, 2000

                                LEON TOURS, LTD.

                         (A Development Stage Company)

                              FINANCIAL STATEMENTS




                                    CONTENTS
                                                  PAGE
INDEPENDENT AUDITORS' REPORT                       1

BALANCE SHEET                                      2

STATEMENTS OF OPERATIONS                           3

STATEMENT OF STOCKHOLDERS' EQUITY                4 - 5

STATEMENTS OF CASH FLOWS                           6

NOTES TO FINANCIAL STATEMENTS                    7 - 9

             [MERDINGER, FRUCHTER, ROSEN & CORSO, P.C. LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF LEON TOURS, LTD.:

We have audited the accompanying balance sheet of Leon Tours, Ltd. (A Development Stage Company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for years then ended and for the period from June 16, 1992 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leon Tours, Ltd. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from June 16, 1992 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of uncertainty.

                             /s/ MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.

                             MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                             Certified Public Accountants

New York, New York
April 16, 2001

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                                 BALANCE SHEET
                               DECEMBER 31, 2000

CURRENT ASSETS
     Cash and cash equivalents                              5,000
                                                          -------
TOTAL ASSETS                                              $ 5,000
                                                          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES                                            --
                                                          -------
Total liabilities                                              --

STOCKHOLDERS' EQUITY
  Common stock, no par value;
   50,000,000 shares authorized,
   28,840,000 shares issued and outstanding
  Common stock                                              5,000
  Additional paid-in capital                                6,000
  Deficit accumulated during the development stage         (6,000)
                                                          -------
   Total stockholders' equity                               5,000
                                                          -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 5,000
                                                          =======

   The accompanying notes are an integral part of these financial statements.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                                                      From
                                                                  Inception on
                                        For the Years Ended      June 16, 1992
                                             December 31,           Through
                                    --------------------------    December 31,
                                        2000           1999          2000
                                    -----------    -----------    -----------
Revenue                             $        --    $        --        $    --
                                    -----------    -----------    -----------
Cost of sales                                --             --             --
                                    -----------    -----------    -----------
Gross profit                                 --             --             --

Operating expense
  Professional Fees                          --             --          6,000
                                    -----------    -----------    -----------
Net loss                            $        --    $        --        $(6,000)
                                    -----------    -----------    -----------
Basic net loss per share                     --             --
                                    ===========    ===========
Weighted average number
  of shares outstanding              28,840,000     28,840,000
                                    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                     Statement of Stockholders' Equity From
              Inception on June 16, 1992 through December 31, 2000


                                                                       Deficit
                                                                     Accumulated
                                   Common Stock         Additional      During
                              ----------------------      Paid In    Development
                                Shares        Amount      Capital       Stage         Total
                              ----------     -------    -----------  ------------    -------
Balance at June 16, 1992              --     $   --      $    --      $    --        $    --

Common Stock issued for cash  28,840,000      5,000           --           --          5,000

Contributed capital                   --         --        1,000           --          1,000

Net loss for the period
  ended December 31, 1992             --         --           --       (1,000)        (1,000)
                              ----------     ------    ---------      -------        -------
Balance, December 31, 1992    28,840,000      5,000        1,000       (1,000)         5,000

Net income for the year
  ended December 31, 1993             --         --           --           --             --
                              ----------     ------    ---------      -------        -------
Balance, December 31, 1993    28,840,000      5,000       1,000        (1,000)         5,000

Net income for the year
  ended December 31, 1994             --         --           --           --             --
                              ----------     ------    ---------      -------        -------
Balance, December 31, 1994    28,840,000      5,000       1,000        (1,000)         5,000

Net income for the year
  ended December 31, 1995             --         --           --           --             --
                              ----------     ------    ---------      -------        -------
Balance, December 31, 1995    28,840,000      5,000       1,000        (1,000)         5,000

Net income for the year
  ended December 31, 1996             --         --           --           --             --
                              ----------     ------    ---------      -------        -------
Balance, December 31, 1996    28,840,000      5,000       1,000        (1,000)         5,000

Net income for the year
  ended December 31, 1997             --         --           --           --             --
                              ----------     ------    ---------      -------        -------
Balance, December 31, 1997    28,840,000      5,000       1,000        (1,000)         5,000


The accompanying notes are an integral part of these financial statements.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                     Statement of Stockholders' Equity From
              Inception on June 16, 1992 through December 31, 2000
                                  (Continued)

                                                                                      Deficit
                                                                                    Accumulated
                                          Common Stock             Additional         During
                                      ----------------------        Paid In         Development
                                       Shares        Amount         Capital            Stage                Total
                                      ---------    ---------       ----------       -----------             -----
Balance, December 31, 1997            28,840,000       5,000            1,000            (1,000)              5,000

Net loss for the year ended
  December 31, 1998                           --          --               --            (5,000)             (5,000)
                                      ----------       -----            ------           -------             ------

Balance, December 31, 1998            28,840,000       5,000            1,000            (6,000)                 --

Contributed capital                           --          --            5,000                --               5,000

Net income for the year ended
  December 31, 1999                           --          --               --                --                  --
                                      ----------       -----            ------           -------             ------

Balance, December 31, 1999            28,840,000       5,000            6,000             (6,000)             5,000

Net income for the year ended
  December 31, 2000                           --          --               --                 --                 --
                                      ----------       -----            ------           -------              ------

Balance, December 31, 2000            28,840,000       $5,000           $6,000           $(6,000)             $5,000
                                      ==========       ======           ======           =======              ======



The accompanying notes are an integral part of these financial statements.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                                                                             Inception on
                                                       For the Years Ended    June 16 1992
                                                         December 31,           Through
                                                      --------------------    December 31,
                                                       2000        1999           2000
                                                      -------    ---------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                            $    --    $     --     $ (6,000)
  Adjustments to reconcile net loss to
  net cash (used) by operating activities:
  Increase (decrease) in account payable                   --      (5,000)          --
                                                      -------    --------     --------
  Net cash used by operating activities                    --      (5,000)      (6,000)
                                                      -------    --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES                       --          --           --
                                                      -------    --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES                       --          --           --
                                                      -------    --------     --------
  Issuance of common stock for cash                        --          --        5,000
  Contributed capital                                      --       5,000        6,000
                                                      -------    --------     --------
    Net cash provided by financing activities              --       5,000       11,000
                                                      -------    --------     --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                  --          --        5,000

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD         5,000       5,000           --
                                                      -------    --------     --------

CASH AND CASH EQUIVALENTS - END OF PERIOD             $ 5,000    $  5,000     $  5,000
                                                      =======    ========     ========
Cash paid for:

  Interest                                                --           --           --
  Taxes                                                   --           --           --

The accompanying notes are an integral part of these financial statements.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000


NOTE 1 -  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations
          --------------------
          Leon Tours, Ltd. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated in the commonwealth of the Bahamas, on June 16, 1992.

          Basis of Presentation
          ---------------------
          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the company as a going concern. However, the Company has not established a source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amount, or amounts and classification of liabilities that might be necessary should the company be unable to continue in existence. It is management's objective to seek additional capital through a merger with an existing operating company (see Note 3 - Subsequent Events). In the interim, management is committed to meeting the Company's minimal operating expenses.

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Fair Value of Financial Instruments
          -----------------------------------
          For certain of the Company's financial instruments, including accounts payable and advances and line of credit from stockholder, the carrying amounts approximate fair value due to their short maturities.

          Cash and Cash Equivalents
          -------------------------
          The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

          Concentration of Credit Risk
          ----------------------------
          The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000


NOTE 1- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


          Comprehensive Income

          SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and, therefore, has not presented a statement of comprehensive income. As of December 31, 2000 and 1999, and for the period from June 16, 1992 (inception) to December 31, 2000, the Company does not have items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the accompanying financial statements.

          Income Taxes

          The Commonwealth of the Bahamas has no income tax. Accordingly, no income tax provision has been included in the accompanying financial statements.

          Loss Per Share

          During 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of Basic LPS is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted LPS give effect to all diluted potential common shares outstanding during the period. The computation of Diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. For each of the periods presented, the Company does not have any potential dilutive securities.

          In March 2001, the Company increased its authorized shares from 50,000 to 50,000,000. Concurrently, the Company effected a 5,768 for 1 split of its outstanding shares. All share and per share amounts in these financial statements have been adjusted to give retroactive effect to this stock split.

          Revenue Recognition

          As of December 31, 2000, the Company has not established an ongoing source of revenue. Revenue recognition policies will be determined when principal operations commence.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                LEON TOURS, LTD.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000


NOTE 2-   COMMON STOCK

          On March 10, 1999, the Company increased the number of common shares authorized from 5,000 to 50,000 and changed the par value from $1.00 to no par.

          During March, the Company authorized a stock split of 5,768:1 for its issued and outstanding shares, increased its authorized shares from 50,000 to 50,000,000 and its issued shares from 5,000 to 28,840,000.

NOTE 3-   SUBSEQUENT EVENT

          On March 28, 2001, the Company entered into an agreement and plan of reorganization and merger with PKI Solutions, Inc. ("PKI").

          PKI, a Nevada corporation organized during January 2001, merged with and into the Company. Pursuant to the agreement, 12,000,000 shares of the Company's common stock were issued to the shareholders of PKI in exchange for all of the issued and outstanding shares of PKI. There are no physical assets or plant, property or equipment acquired as a result of the transaction. Also, as a result, the Company changed its name to PKI Solutions, Inc.

          PKI Solutions, Inc. was not organized until the year 2001, therefore, had the transaction taken place on January 1, 2000, a pro forma income statement would show no effect on the operations of the Company and the balance sheet would remain the same since PKI Solutions, Inc. had no assets or liabilities.

                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS